SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

720279108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

307,504

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

307,504

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,504

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

461,256

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0,5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

461,256

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

461,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

461,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $1.00 par value (the “Common Stock”), of Pier 1 Imports, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of December 27, 2007 and amends and supplements the Schedule 13D filed on April 9, 2007, as amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$1,857,773
Elliott International Working Capital	$1,780,984
ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott owns 307,504 shares of Common Stock, constituting 0.3% of all of the outstanding shares of Common Stock. Elliott owns its 307,504 shares of Common Stock through its wholly-owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International and EICA beneficially own an aggregate of 461,256 shares of Common Stock, constituting 0.5% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 768,760 shares of Common Stock constituting 0.9% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. All of the transactions set forth on Schedule 1 were effected on the New York Stock Exchange. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)        The Reporting Persons ceased to be beneficial owners of 5% of the Common Stock on December 20, 2007.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, through The Liverpool Limited Partnership, is short 1,600 listed put contracts at a strike price of $5.00 per share. Elliott International is short 2,400 listed put contracts at a strike price of $5.00 per share.

Elliott, through The Liverpool Limited Partnership, is short 1,600 listed call contracts at a strike price of $5.00 per share. Elliott International is short 2,400 listed call contracts at a strike price of $5.00 per share.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	December 28, 2007

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors, Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

29-Oct-2007	Common	(1,622)	$5.060000
31-Oct-2007	Common	(20,000)	$5.143800
07-Nov-2007	Common	5,760	$4.250000
07-Nov-2007	Common	10,000	$4.297800
07-Nov-2007	Common	30,000	$4.300000
08-Nov-2007	Common	14,240	$4.300000
16-Nov-2007	Common	17,200	$3.932000
16-Nov-2007	Common	10,000	$3.889800
16-Nov-2007	Common	16,000	$3.988000
16-Nov-2007	Common	36,800	$3.961300
19-Nov-2007	Common	20,000	$3.920800
19-Nov-2007	Common	60,000	$3.895500
20-Nov-2007	Common	20,000	$3.880000
20-Nov-2007	Common	26,196	$3.672500
21-Nov-2007	Common	36,000	$3.724600
26-Nov-2007	Common	9,336	$3.777900
27-Nov-2007	Common	13,114	$3.841000
28-Nov-2007	Common	10,000	$3.994400
29-Nov-2007	Common	10,000	$3.941200
30-Nov-2007	Common	10,000	$3.936900
04-Dec-2007	Common	14,040	$3.831100
05-Dec-2007	Common	40,000	$3.900000
06-Dec-2007	Common	10,000	$3.943700
06-Dec-2007	Common	12,960	$3.937600
10-Dec-2007	Common	(7,600)	$4.469400
14-Dec-2007	Common	10,000	$3.362000
18-Dec-2007	Common	(1,451)	$3.984800
19-Dec-2007	Common	(8,000)	$3.989400
20-Dec-2007	Common	(1,385,774)	$5.386700
21-Dec-2007	Common	(158,848)	$5.270400
21-Dec-2007	Common	(96,524)	$5.164700
*21-Dec-2007	Common	(427,028)	$5.164700
*24-Dec-2007	Common	(24,360)	$5.449700
*26-Dec-2007	Common	(20,000)	$5.508400
*26-Dec-2007	Common	(20,000)	$5.452700
*26-Dec-2007	Common	(20,000)	$5.511600
*26-Dec-2007	Common	(20,000)	$5.419600
*26-Dec-2007	Common	(20,000)	$5.500000
*27-Dec-2007	Common	(93,160)	$5.262000
*27-Dec-2007	Common	(20,000)	$5.387500

*Represent transactions of Elliott effected through its subsidiary, The Liverpool Limited Partnership.

The following transactions were effected by Elliott International during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

29-Oct-2007	Common	(2,432)	$5.060000
31-Oct-2007	Common	(30,000)	$5.143800
07-Nov-2007	Common	45,000	$4.300000
07-Nov-2007	Common	15,000	$4.297800
07-Nov-2007	Common	8,640	$4.250000
08-Nov-2007	Common	21,360	$4.300000
16-Nov-2007	Common	25,800	$3.932000
16-Nov-2007	Common	15,000	$3.889800
16-Nov-2007	Common	24,000	$3.988000
16-Nov-2007	Common	55,200	$3.961300
19-Nov-2007	Common	30,000	$3.920800
19-Nov-2007	Common	90,000	$3.895500
20-Nov-2007	Common	30,000	$3.880000
20-Nov-2007	Common	39,295	$3.672500
21-Nov-2007	Common	54,000	$3.724600
26-Nov-2007	Common	14,003	$3.777900
27-Nov-2007	Common	19,671	$3.841000
28-Nov-2007	Common	15,000	$3.994400
29-Nov-2007	Common	15,000	$3.941200
30-Nov-2007	Common	15,000	$3.936900
04-Dec-2007	Common	21,060	$3.831100
05-Dec-2007	Common	60,000	$3.900000
06-Dec-2007	Common	15,000	$3.943700
06-Dec-2007	Common	19,440	$3.937600
10-Dec-2007	Common	(11,400)	$4.469400
14-Dec-2007	Common	15,000	$3.362000
18-Dec-2007	Common	(2,178)	$3.984800
19-Dec-2007	Common	(12,000)	$3.989400
20-Dec-2007	Common	(2,078,660)	$5.386700
21-Dec-2007	Common	(785,328)	$5.164700
21-Dec-2007	Common	(238,272)	$5.270400
24-Dec-2007	Common	(36,540)	$5.449700
26-Dec-2007	Common	(30,000)	$5.508400
26-Dec-2007	Common	(30,000)	$5.452700
26-Dec-2007	Common	(30,000)	$5.500000
26-Dec-2007	Common	(30,000)	$5.511600
26-Dec-2007	Common	(30,000)	$5.419600
27-Dec-2007	Common	(139,740)	$5.262000
27-Dec-2007	Common	(30,000)	$5.387500